Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

CEO of ITC Holdings Talks Safety, Outage Restoration, Large-Scale Transmission Projects

3/5/2012

During a Feb. 22 conference call with industry analysts, Joseph Welch, chairman, president, and chief executive officer of ITC Holdings Corp. covered several topics of interest to Entergy employees, ranging from safety and outage restoration to ITC’s current large-scale transmission construction projects. Entergy and ITC Holdings Corp. announced Dec. 5 a definitive agreement under which Entergy will divest and then merge its electric transmission business into ITC.

Safety performance

ITC expects its 2011 safety results to be in the top decile when compared to other companies participating in the EEI safety survey. This is a reflection of ITC’s focus on fostering a safe work environment for all its employees and contract workforce.

Outage and restoration performance

Welch said that both ITCTransmission and METC, two of the company’s subsidiaries, had “demonstrated best-in-class performance with sustained outage records for the year that should result in top decile performance from both systems. We also saw some significant improvements in the system performance and restoration at ITC Midwest with the fewest sustained outages recorded since we have owned the system.”

Large-scale transmission projects

During the call Welch commented on ITC’s ability to “undertake and effectively manage multiple large-scale projects.” Four such transmission projects he mentioned that are currently under construction or in pre-construction activity include:

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The Kansas KETA project, also known as the Spearville-Axtell line, a 345,000-volt transmission line aimed at improving the reliability and efficiency of the regional grid and making more affordable energy available.

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Another Kansas project, the Kansas V-Plan, a high-voltage transmission line designed to connect eastern and western Kansas to improve reliability and enable energy developers to tap into the grid, further establishing a competitive energy market in the state.

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The Thumb Loop project in Michigan, which includes a 140-mile transmission line and four new substations to help increase reliability, reduce system congestion, and serve as a “backbone” for future interconnection of new generation sources including wind.

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ITC’s Salem-Hazleton project in eastern Iowa, which was begun after ITC Midwest acquired the region’s high-voltage electric transmission lines from Alliant Energy’s Interstate Power and Light Company subsidiary in 2007.

“A core component of our strategy,” Welch told analysts, “is our leadership position in advocating and facilitating transmission investment for the long-term benefit of this country.”

In the weeks since the joint announcement the planned spin-off and merger of Entergy’s transmission business, Welch said, ITC has focused its efforts on an initial outreach plan, “which consist of identifying and meeting with key constituents of Entergy’s transmission business.” The meetings, he said, were “informative and we hope that they will serve to help facilitate an effective regulatory approval process.”

Entergy Forward Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.